LOCK-UP/LEAK-OUT AGREEMENT

          THIS LOCK-UP/LEAK-OUT AGREEMENT (the "Agreement" is made and entered into as of the ____ day of October, 2001, by and among Wizzard Software Corporation, a Colorado corporation (the "Company"), and Glenn Michael Financial ("Glenn Michael"), as a shareholder of record of certain shares of common stock of the Company, with an address of P. O. Box 47, Webster, New York 14580.

                            RECITALS:

          WHEREAS, Glenn Michael is the record owner of 100,000 shares (the "Shares") of the Common Stock of the Company; and

          WHEREAS, in order to facilitate an orderly market for the Common Stock of the Company, the undersigned desire to enter into this Agreement and restrict the sale, assignment, transfer, conveyance, hypothecation or alienation of the Common Stock, all on the terms set forth below.

          NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

          1. Notwithstanding anything contained in this Agreement, Glenn Michael may transfer its shares of Common Stock to its affiliates, partners in a partnership, subsidiaries and trusts, spouses or lineal descendants for estate planning purposes provided that the transferee (or the legal representative of the transferee) executes an agreement to be bound by all of the terms of this Agreement.

          2. Glenn Michael may only sell Shares subject to the following conditions:

               2.1. Glenn Michael shall be allowed to sell Shares in blocks of 5,000 Shares or less per transaction.

               2.2. The Shares may only be sold at the "offer" or "ask" price stated by the relevant market maker. Glenn Michael agrees that it will not sell Shares at the "bid" price.

               2.3. After Glenn Michael sells 5,000 Shares, Glenn Michael may not sell any other Shares unless the "offer" or "ask " price of the Common Stock increases by .25 basis points above Glenn Michael's last sale price.
The sale of the next 5,000 Shares, however, may take place at a price less than the prior sale price plus .25 basis points. (For example, Glenn Michael sells 5,000 Shares at a price of $10 1/2. If the "ask" price then increases to $10 3/4, Glenn Michael may sell an additional 5,000 Shares and such sale may occur at a price less than $10 3/4).

               2.4. Notwithstanding the foregoing, if, after Glenn Michael sells 5,000 Shares, a market maker in the Common Stock (other than the market maker involved in the first transaction) continues to show an "offer" or "ask" price at the same price as the first 5,000 Share transaction, Glenn Michael may, on one occasion only, sell an additional 5,000 Shares at that price.

               2.5. The Shares may not be sold at a price below $1.00 per share.

               2.6. Glenn Michael shall be allowed to sell up to fifteen
(15%) percent of its Shares held as of the date hereof during each three month period; provided, however, that in the event Glenn Michael does not sell its full 15% during any three-month period, Glenn Michael may sell the difference between 15% of the Shares held as of the date hereof and the Shares actually sold during such three-month period in the next successive three-month period.

               2.7. Glenn Michael agrees that it will not engage in any short selling of the Shares.

          3. All 100,000 of the Shares owned as outlined herein shall be included in the next registration statement to be filed with the Securities and Exchange Commission (the "Registration Statement") of Wizzard for the benefit of Glenn Michael, at no cost to them.

          4. Upon the effective date of the Registration Statement (the "Effective Date"), Glenn Michael may commence the resale of the Shares as provided herein, and these resale limitations shall continue with respect to all shares for a period of twelve months from the Effective Date.

          5. Glenn Michael agrees that all of its Shares are covered by all of the restrictions hereunder, whether such Shares are owned on the date hereof or are hereafter acquired (whether by issuance, transfer, upon exercise of any warrants or options currently held by Glenn Michael or otherwise).

          6. This Agreement shall terminate twelve months from the Effective Date, and thereafter all provisions contained herein shall cease and be of no further force or effect.

          7. Notwithstanding anything to the contrary set forth herein, the Company may, at any time and from time to time, waive any of the conditions or restrictions contained herein to increase the liquidity of the Common Stock or if such waiver would otherwise be in the best interests of the development of the trading market for the Common Stock.

          8. In the event of a tender offer to purchase all or substantially all of the Company's issued and outstanding securities, or a merger, consolidation or other reorganization with or into an unaffiliated entity, this Agreement shall terminate and the Shares restricted pursuant hereto shall be released from such restrictions if the requisite number of the record and beneficial owners of the Company's securities then outstanding are voted in favor of such tender offer, merger, consolidation or reorganization.

          9. Except as otherwise provided in this Agreement or any other agreements between the parties, Glenn Michael shall be entitled to its respective beneficial rights of ownership of the Shares, including the right to vote the Shares for any and all purposes.

          10. The Shares and per share price restrictions covered by this Agreement shall be appropriately adjusted should the Company make a dividend or distribution, undergo a forward split or a reverse split or otherwise reclassify its shares of Common Stock.

          11. This Agreement may be executed in any number of counterparts with the same force and effect as if all parties had executed the same document.

          12. All notices, instructions or other communications required or permitted to be given pursuant to this Agreement shall be given in writing and delivered by certified mail, return receipt requested, overnight delivery or hand-delivered to all parties to this Agreement at the addresses set forth above. All notices shall be deemed to be given on the same day if delivered by hand or on the following business day if sent by overnight delivery or the second business day following the date of mailing.

          13. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof, and may not be amended except by a written instrument executed by the parties hereto.

          14. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado applicable to contracts entered into and to be performed wholly within said State.

          IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Agreement as of the day and year first above written.

                              WIZZARD SOFTWARE CORPORATION


                              By/s/Christopher J. Spencer
                                   Christopher J. Spencer, President

                              GLENN MICHAEL FINANCIAL


                              By________________________________

                              Its ________________________________